Exhibit 12

The AES Corporation and Subsidiaries

Statement Re:  Calculation of Ratio of Earnings to Fixed Charges

(In millions, unaudited)

	2004	2005	2006	2007	2008
Actual:
Computation of Earnings:
Income from continuing operations before income taxes and minority interest	$722	$1,144	$914	$1,521	$2,751
Adjustment for undistributed equity earnings, net of distributions	(49)	(34)	19	21	183
Depreciation of previously capitalized interest	17	18	18	18	35
Fixed charges	1,913	1,920	1,881	1,919	2,055
Less:
Capitalized interest	(36)	(28)	(50)	(86)	(176)
Preference security dividend of consolidated subsidiary	(6)	(5)	(5)	(6)	(4)
Minority interest in pre-tax income of subsidiary that has not incurred fixed charges	(187)	(315)	(460)	(431)	(794)
Earnings	$2,374	$2,700	$2,317	$2,956	$4,050
Computation of Fixed Charges:
Interest expensed and amortization of issuance costs	$1,811	$1,827	$1,766	$1,785	$1,841
Capitalized interest	36	28	50	86	176
Preference security dividend of consolidated subsidiary	6	5	5	6	4
Interest expense included in rental expense	60	60	60	42	34
Fixed Charges	$1,913	$1,920	$1,881	$1,919	$2,055
Ratio of earnings to fixed charges	1.24	1.41	1.23	1.54	1.97